UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

Commission File Number 001-09057

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Wisconsin Energy Corporation Employee Retirement Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

Financial Statements and Exhibits:

(a)     Financial Statements:
Wisconsin Energy Corporation Employee Retirement Savings Plan
Report of Independent Registered Public Accounting Firm.
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009.
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009.
Notes to Financial Statements.
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2010.

(b)     Exhibits:
23.1 Consent of Independent Registered Public Accounting Firm -- Clifton Gunderson LLP

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wisconsin Energy Corporation Employee Retirement Savings Plan

Name of Plan

	By:	/s/LISA R. GEORGE

Date: June 20, 2011		Lisa R. George, Director Total Compensation & Benefits for Wisconsin Energy Corporation and Chairman of the Employee Benefits Committee

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN
Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
December 31, 2010 and 2009

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	5

Notes to Financial Statements	6-17

SUPPLEMENTAL SCHEDULE:	18

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	19

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
Wisconsin Energy Corporation
   Employee Retirement Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Wisconsin Energy Corporation Employee Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects in relation to the basic financial statements taken as a whole.

/s/CLIFTON GUNDERSON, LLP

Milwaukee, Wisconsin
June 20, 2011

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009
(In Thousands)

	2010	2009

ASSETS

Participant directed investments, at fair value	$1,025,922	$908,500

Notes receivable from participants	19,003	18,041

Total net assets available for benefits, at fair value	1,044,925	926,541
Adjustment from fair value to contract value	(3,711)	(1,562)

NET ASSETS AVAILABLE FOR BENEFITS	$1,041,214	$924,979

The accompanying notes are an integral part of the financial statements.

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(In Thousands)

	2010	2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participants	$38,949	$39,138
Company	13,863	14,098
Rollover	1,096	2,406

Total contributions	53,908	55,642

Investment income:
Interest and dividends	17,590	16,270
Net appreciation	115,637	158,851

Total investment income	133,227	175,121

Interest income from notes receivable from participants	975	1,091

Total additions	188,110	231,854

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	71,794	69,966
Administrative expenses	81	77

Total deductions	71,875	70,043

NET INCREASE	116,235	161,811

NET ASSETS AVAILABLE FOR BENEFITS: BEGINNING OF YEAR	924,979	763,168

END OF YEAR	$1,041,214	$924,979

The accompanying notes are an integral part of the financial statements.

WISCONSIN ENERGY CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1. DESCRIPTION OF PLAN

The following description of the Wisconsin Energy Corporation (the "Company") Employee Retirement Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General -- The Plan is a defined contribution plan covering all non-represented employees who are employed by a participating company and represented employees who are represented by a union which elected to participate in the Plan; and who are projected to complete at least 1,000 hours of service within one year from their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The plan assets are held in a trust as maintained by Fidelity Management Trust Company (the "Trustee").

The Plan maintains an employee stock ownership plan for participants who are not represented by a union or who are represented by a union that elected to participate in the employee stock ownership plan.

The Plan offers a Roth 401(k) option where contributions are made on an after-tax basis. Upon distribution, Roth contribution earnings are tax-free.

The Plan has an auto-enrollment feature for all newly hired management employees and certain represented employees. These employees will be enrolled automatically in the Plan at a rate of 3% of their 401(k) eligible wages unless they make an alternate election. In addition, these 401(k) account contributions will increase automatically by 1% in each subsequent year up to 6%. If employees enroll in the Plan, but do not designate a desired investment strategy, the Trustee will direct the employee's contributions into a target retirement date-based Fidelity Freedom Fund.

Contributions -- Contributions are subject to certain limitations of the Internal Revenue Code ("IRC"). Participants are allowed to make pre-tax and post-tax contributions of up to 75% of their base wages, as defined. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans ("rollovers"). Additionally, each participant over age 50 may elect to make catch up contributions subject to certain limitations of the IRC.

The Company matches participant contributions of management employees equal to 100% of the first 1% and 50% of the next 6%. This Company match is also in effect for those represented employees whose unions have adopted this change, effective as of the date specified in the contract. Those employees whose unions have not adopted this match rate receive a Company match equal to 50% of participant contributions of up to 6% of wages as defined in the Plan.

Through December 3, 2009, Company matching contributions were made to the employee stock ownership plan or the Company Common Stock Fund, as the case may be. Effective December 4, 2009, Company match contributions are invested in the same manner as the investment elections set by the participant for his or her pre-tax contributions. Participants may designate a different investment election for Company contributions than those designated for the participant's contributions. If such investment elections have not been set by the participant, the Company match will be invested in a target retirement date-based Fidelity Freedom Fund.

Participant Accounts -- Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

Vesting -- Participants are immediately vested in their contributions plus actual earnings thereon. Upon completion of one year of service or upon attainment of 59-1/2 years of age while in the service of the Company, participants become 100% vested in the Company's matching contributions. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. At December 31, 2010 and 2009, forfeited non-vested accounts totaled $34,015 and $29,334, respectively. Total forfeitures used to reduce future Company contributions were $1,083 and $81 in 2010 and 2009, respectively.

Investment Options -- The participants' deposits and the Company's contributions are paid to the Trustee who invests the deposits, as directed (in whole percentages) by the participant, within prescribed limitations, into various investment funds offered by the Trustee, which includes Company common stock.

Benefit Payments -- A participant may take a distribution due under the Plan as a single lump-sum cash payment or installment payments over a period not extending beyond the life expectancy of the participant. The full value of a participant's account is automatically distributed through a lump-sum cash payment to the employee or designated beneficiary upon retirement, termination of employment or death, for account balances less than $1,000. Balances between $1,000 and $5,000 are rolled over into an IRA in the employee's name if they have not provided direction for distribution. However, in order to comply with the "Worker, Retiree, and Employer Recovery Act of 2008," the Plan was amended to provide a one year moratorium on minimum required distributions (MRD) for 2009. The Plan did not pay out MRDs for the 2009 distribution calendar year unless a participant specifically requested this. As the Plan is primarily designed to meet long-term financial needs, employees may permanently withdraw amounts from their accounts under the terms of the Plan's financial hardship withdrawal guidelines. Additionally, participants may withdraw all or a portion of the value of their after-tax contributions; however, these withdrawals are limited to once per Plan year per participant.

Participant Loans -- Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their account balance or $50,000, minus any outstanding loan balances over the past 12 months. Loans are repayable monthly over periods not to exceed five years. The interest rate charged on participant loans is fixed at the beginning of each loan at the then current prime rate plus 1%. The interest paid by a participant on their loan balance is credited directly to their individual account. Interest rates on participant loans ranged from 4.25% to 9.25% at December 31, 2010 and December 31, 2009.

2. ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. This requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition -- Investments are stated at fair value using methodologies described in Note 9 -- Fair Value Measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as required by generally accepted accounting principles (GAAP).

The Plan provides for investments in mutual funds, collective trusts, synthetic investment contracts and Company stock. Investment securities are exposed to various risks, including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that significant changes in the values of investments will occur in the near term.

Investment transactions are recorded on the trade date. Interest is recorded as earned. Dividends are recorded on the ex-dividend date.

Administrative Expenses -- Substantially all administrative expenses of the Plan are paid by the Company, except for loan origination fees which are paid by the borrowing participant and charged against the fund from which the borrowings are made.

Payment of Benefits -- Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants -- Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Change in Accounting Principles -- The Plan adopted a new accounting standard, Reporting Loans to Participants by Defined Contribution Pension Plans, which provides clarification of how loans to participants should be classified and measured by defined contribution pension benefit plans. This guidance requires that loans to participants be reported as notes receivable from participants in the statement of net assets available for benefits and be measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this standard in its December 31, 2010 financial statements and has reclassified participant loans of $19,003,458 and $18,040,624 from participant directed investments to notes receivable from participants as of December 31, 2010 and 2009, respectively. The Plan also reclassified interest income from participant loans of $975,275 and $1,091,324 from investment income to interest income from notes receivable from participants for the years ended December 31, 2010 and 2009, respectively. Net assets of the Plan were not affected by the adoption of this standard.

3. INVESTMENTS

As of December 31, 2010 and 2009, the Plan held 4,045,280 and 4,222,897 shares, respectively, of Company common stock in the Company Common Stock Fund and the employee stock ownership plan. The Company Common Stock Fund and the employee stock ownership plan are unitized and in total held 7,874,287 and 8,202,034 units as of December 31, 2010 and 2009, respectively. On March 1, 2011, the Company effected a two-for-one stock split through a stock dividend. Stockholders of record at the close of business on February 14, 2011 received one additional share of the Company's common stock for each share then owned. This had no effect on the value of the employee stock ownership plan or the Company Common Stock Fund.

The following presents individual investments that represent 5 percent or more of the Plan's net assets as of December 31 (in thousands):

	2010	2009

Wisconsin Energy Corporation ESOP	$236,349	$208,466
Blended Rate Income Fund (BRIF)*	128,715	125,633
Mutual Funds
Fidelity Growth Company	130,376	113,395
MFS Value R4	66,741	64,846
Fidelity Diversified International	62,910	63,150
Fidelity Low-Priced Stock	71,755	63,020
Fidelity Balanced	56,455	52,071
Equity Common Collective Fund
Fidelity U.S. Equity Index Pool	58,012	47,767

* This represents contract value and differs from the fair value reported in the supplemental schedule.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

	2010	2009

Common stock mutual funds	$66,252	$107,488
Wisconsin Energy common stock funds	37,512	33,867
Equity common collective fund	7,622	10,213
Fidelity Freedom funds	4,251	5,741
Corporate debt securities mutual funds	**	1,542

	$115,637	$158,851

** Asset not held in respective year.

4. INVESTMENT CONTRACTS

The values of the BRIF, which includes synthetic contracts, as confirmed by the Trustee, and corresponding credit ratings, as of December 31, are as follows (in thousands):

2010	Major Credit Rating

JP Morgan Chase & Co.
Other - Fund #5128	AA-	$42,535

State Street Bank & Trust Co. - Boston
Other - Fund #5128	AA-	31,420

Rabobank Nederland
Other - Fund #5128	AAA	31,400

AIG
Other - Fund #5128	A-	20,295

Short-term investment fund		6,356
Wrap contract at fair value		420

Fair value of contracts		132,426
Adjustment to contract value		(3,711)

All contracts		$128,715

2009	Major Credit Rating

JP Morgan Chase & Co.
Other - Fund #5128	AA-	$41,763

State Street Bank & Trust Co. - Boston
Other - Fund #5128	AA-	30,849

Rabobank Nederland
Other - Fund #5128	AAA	30,830

AIG
Other - Fund #5128	A-	19,928

Short-term investment fund		3,685
Wrap contract at fair value		140

Fair value of contracts		127,195
Adjustment to contract value		(1,562)

All contracts		$125,633

The methodology to calculate performance based on the last day of the Plan year-end includes income earned by the fund's assets on the last day of the Plan year-end divided by the fair value of all the Plan assets (market value spot yield) and the fund's interest distributed to Plan participants on the last day of the Plan year-end divided by the fair value of all the Plan assets (book value spot yield). The average yields are as follows:

	2010	2009

Based on actual earnings	2.10%	2.92%
Based on interest rate credited to participants	2.18%	2.31%

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the BRIF, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99%) of the fund's assets to be covered by wrap contracts, although they may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0%.

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in net asset value (NAV). Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:
    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
    Complete or partial termination of the Plan.
    Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
    Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
    Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.
    Exclusion of a group of previously eligible employees from eligibility in the Plan.
    Any early retirement program, group termination, group layoff, facility closing, or similar program.

    Any transfer of assets from the fund directly to a competing option.

At this time, management believes the occurrence of any of these events is not probable.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and of the Company's labor agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

6. FEDERAL TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 12, 2003 that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt. A request for a new determination was filed in January, 2011 and is currently pending approval from the IRS.

7. RELATED PARTY TRANSACTIONS

The Plan invests in Company common stock. In addition, certain Plan investments represent shares of mutual funds and a collective trust fund managed by the Trustee. These transactions are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500 (in thousands):

	2010	2009

Net assets available for benefits per the financial statements	$1,041,214	$924,979
Adjustment from contract value to fair value	3,711	1,562

Net assets available for benefits per the Form 5500	$1,044,925	$926,541

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31 to the Form 5500 (in thousands):

	2010	2009

Net increase (decrease) in net assets available for benefits
per the financial statements	$116,235	$161,811
Less: Adjustment from contract value to fair value,
beginning of year	1,562	(1,561)
Add: Adjustment from contract value to fair value,
end of year	3,711	1,562

Net increase (decrease) in net assets available for benefits
per the Form 5500	$118,384	$164,934

The BRIF is recorded at contract value in the financial statements but at fair value in the Form 5500.

9. FAIR VALUE MEASUREMENTS

GAAP establishes a hierarchal disclosure framework which prioritizes and ranks the level of observable inputs used in measuring fair value.

Additionally, GAAP defines fair value as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Plan primarily applies the market approach for recurring fair value measurements and attempts to utilize the best available information. Accordingly, the Plan also utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observability of those inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

    Level 1 -- Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
    Level 2 -- Pricing inputs are quoted prices for similar or identical assets or liabilities in active or inactive markets, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Plan. This may include matrix pricing, yield curves and indices. Other inputs are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (i.e. contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
    Level 3 -- Pricing inputs include significant inputs that are generally less observable from objective sources. The inputs in the determination of fair value require significant Plan judgment or estimation.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

    Stable Value Fund: The fund invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities, and money market funds to provide daily liquidity. The fund's underlying fixed income investments consist primarily of units of the Fidelity Short Intermediate Commingled Pool which is managed against the Barclays 1-5 year Government/Credit Bond Index. This portfolio is not a mutual fund. It is a commingled pool managed by Fidelity Management Trust Company. The assets are valued using policies and procedures similar to a Common Collective Trust (CCT) Fund, described below. Units of participation in the money market fund are valued at $1 cost, which is the value at which the fund is actively traded and approximates fair value based on the fair value of the fund's underlying investments. The wrap contracts are purchased in conjunction with the investment by the fund in fixed income securities. Wrap contracts are designed to permit the use of book value accounting to maintain a constant $1 unit price and to provide for the payment of participant-directed withdrawals and exchanges at book value (principal and interest accrued to date) during the term of the investment contracts. There is no immediate recognition of investment gains and losses on the stable value fund. Instead, gains and losses are recognized over time by adjusting the interest rate credited to the fund under the wrap contracts. The crediting rates of the wrap contract are impacted by duration, performance of underlying investments, and plan participant cash flows. Wrap contract fair value is based on quoted market prices at the time of valuation rather than the actual cost of the contract.
    Company Common Stock Funds: Unitized employer stock funds which allow participants the benefits of being invested in Company common stock while allowing for daily trading, similar to a mutual fund. The fund is comprised of the underlying Company stock and a short-term cash component. The short-term cash component provides liquidity for daily trading. The value of a unit reflects the combined fair value of the underlying stock and fair value of the short-term cash position. The fair value of the common stock portion of the fund is based on the closing price as of the last day of the year of the stock on its primary exchange times the number of shares held in the fund. After determining the fair value of the stock portion of the fund, the fair value of the cash position, accrued dividends, expenses and/or other liabilities are calculated and the total (i.e. shareholder equity) is divided by the number of outstanding units. This is the daily net asset value (NAV).
    Mutual Funds: Valued at the NAV of shares held by the fund as of the close of the last trading day of the year.

    Common Collective Trust Funds: A trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan. CCT funds use policies and procedures similar to mutual funds (see mutual funds above) in valuing their portfolio securities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement from other market participants at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31 (in thousands):

2010	Level 1	Level 2	Level 3	Total

Stable Value Fund	$ -	$132,426	$ -	$132,426
Company Common Stock Funds	-	240,355	-	240,355
Mutual Funds:
Domestic Equity Funds	338,162	-	-	338,162
Balanced Funds	108,218	-	-	108,218
International Equity Funds	76,740	-	-	76,740
Fixed Income Funds	54,397	-	-	54,397
Other - Money Market Funds	17,612	-	-	17,612
Common Collective Trust Funds	-	58,012	-	58,012

Total participant directed investments at fair value	$595,129	$430,793	$ -	$1,025,922

2009	Level 1	Level 2	Level 3	Total

Stable Value Fund	$ -	$127,195	$ -	$127,195
Company Common Stock Funds	-	212,203	-	212,203
Mutual Funds:
Domestic Equity Funds	300,590	-	-	300,590
International Equity Funds	73,729	-	-	73,729
Balanced Funds	88,306	-	-	88,306
Fixed Income Funds	41,287	-	-	41,287
Other - Money Market Funds	17,423	-	-	17,423
Common Collective Trust Funds	-	47,767	-	47,767

Total participant directed investments at fair value	$521,335	$387,165	$ -	$908,500

10. SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued. Events or transactions occurring after December 31, 2010, but prior to when the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2010.

* * * * * *

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

WISCONSIN ENERGY CORPORATION
EMPLOYEE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of Issue and Description of Investment	Fair Value (In Thousands)
Blended Rate Income Fund*	$132,426

Wisconsin Energy Corporation ESOP*	236,349
Wisconsin Energy Corporation Common Stock Fund*	4,006

Mutual Funds
Fidelity Growth Company*	130,376
MFS Value R4	66,741
Fidelity Diversified International*	62,910
Fidelity Low-Priced Stock*	71,755
Fidelity Balanced*	56,455
Vanguard Intermediate-Term Bond Index Fund Signal	45,865
Vanguard Mid-Cap Index Fund Institutional Shares	41,666
Fidelity Small Cap Stock*	25,032
Fidelity Ret Government Money Market*	17,612
Spartan International Index	8,745
Fidelity Freedom 2005*	752
Fidelity Freedom 2010*	5,745
Fidelity Freedom 2015*	8,429
Fidelity Freedom 2020*	12,279
Fidelity Freedom 2025*	7,295
Fidelity Freedom 2030*	5,016
Fidelity Freedom 2035*	3,938
Fidelity Freedom 2040*	2,885
Fidelity Freedom 2045*	1,621
Fidelity Freedom 2050*	1,557
Fidelity Freedom Income*	2,246
MFS International New Discovery Fund Class R4	5,085
Vanguard Inflation Protected Securities	5,079
Vanguard Short-Term Bond Index Inv CL	3,453
Vanguard Small Cap Index Inv CL	2,592

Equity Common Collective Fund
Fidelity U.S. Equity Index Pool*	58,012

Other
Participant loans 4.25% to 9.25%, with various maturities*	19,003

Total	$1,044,925

* Represents a party-in-interest